UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2024

Commission File Number: 001-39487

Silence Therapeutics plc

(Exact Name of Registrant as Specified in Its Charter)

72 Hammersmith Road

London W14 8TH

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-248682 and 333-273576) and registration statement on Form F-3 (File No. 333-260265) of Silence Therapeutics plc (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Application of the UK City Code on Takeovers and Mergers to the Company

On April 29, 2024, Silence Therapeutics plc (the “Company”) announced that Alistair Gray would retire from the board of directors, effective May 1, 2024.

Following the cancellation of admission of the Company’s ordinary shares to trading on the AIM market of the London Stock Exchange in November 2021, the UK City Code on Takeovers and Mergers (the “Takeover Code”) will only apply to the Company if the Company is considered by the Panel on Takeovers and Mergers (the “Takeover Panel”) to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test”. The way in which the test for central management and control is applied for the purposes of the Takeover Code may be different from the way in which it is applied by the United Kingdom tax authorities. Under the Takeover Code, the Takeover Panel looks to where the majority of the directors of the company are resident, amongst other factors, for the purposes of determining where the company has its place of central management and control.

The Takeover Panel has confirmed that, based on the composition of our board of directors following Mr. Gray’s retirement, the Company will no longer be subject to the Takeover Code. As a result, our shareholders will not be entitled to the benefit of certain takeover offer protections provided under the Takeover Code. We believe that this position is unlikely to change at any time in the near future but, in accordance with good practice, we will review the situation on a regular basis and consult with the Takeover Panel if there is any change in our circumstances which may have a bearing on whether the Takeover Panel would determine our place of central management and control to be in the United Kingdom.

Article 159 of the Company’s articles of association, which includes certain takeover protections, will apply from such time that the Takeover Code ceases to apply to the Company. A resolution will be proposed at the Company’s annual general meeting to be held on 17 May 2024 to approve the continued application of Article 159 until the 2025 annual general meeting of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silence Therapeutics plc

By:	/s/ Craig Tooman
	Name:	Craig Tooman
	Title:	President and Chief Executive Officer

Date: May 1, 2024